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                         June 15, 2023

       David Levine
       Chief Legal Officer
       Sculptor Capital Management, Inc.
       9 West 57th Street,
       New York, New York 10019

                                                        Re: Sculptor Capital
Management, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on June 9,
2023
                                                            File No. 333-272549

       Dear David Levine:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at adegbuyiai@sec.gov with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Finance
       cc:                                              Craig E. Marcus